SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
_____________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-54025

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fox Chase Bank 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, PA 19040

REQUIRED INFORMATION

1.           Financial Statements.

2.           Supplementary Schedules.

              Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015.

              Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015.

3.           Exhibits.

              Exhibit 23: Consent of Independent Registered Public Accounting Firm.

              Note:           All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for
                                  Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

Fox Chase Bank 401(k) Retirement Plan

                Page

Report of Indenpendent Registered Public Accounting Firm                                                                                          1

Financial Statements:

        Statements of Net Assets Available for Benefits at December 31, 2015 and 2014                                                  2

        Statements of Changes in Net Assets Available for Benefits for the Years Ended
            December 31, 2015 and 2014                                                                                                                                         3

        Notes to Financial Statements                                                                                                                                         4

Supplementary Schedules as of December 31, 2015:

        Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the
             Year Ended December 31, 2015                                                                                                                                   17

        Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
              December 31, 2015                                                                                                                                                       18

                                                                                                                                                                                                                                                                         BAKER TILLY

                                                                                                                                                                                                                                                                        Baker Tilly Virchow Krause, LLP
                                                                                                                                                                                                                                                                         2609 Keiser Blvd
                                                                                                                                                                                                                                                                        Wyomissing, PA 19610-3338
                                                                                                                                                                                                                                                                          tel 610 927 4910
                                                                                                                                                                                                                                                                          tel 800 267 9405
                                                                                                                                                                                                                                                                          fax 888 264 9617
                                                                                                                                                                                                                                                                         bakertilly.com

Report of Independent Registered Public Accounting Firm

Audit Committee and Participants
Fox Chase Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fox Chase Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015 and Schedule H - Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 (the “Schedules”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the supplemental information in the Schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Wyomissing, Pennsylvania
June 16, 2016

Fox Chase Bank 401(k) Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value:
Mutual funds	$ 6,079,058	$ 5,642,248
Common collective trust funds	1,571,428	1,664,769
Common stocks	2,365,956	1,878,276

Total investments	10,016,442	9,185,293

Notes receivables from participants	52,992	110,582

Total Assets	10,069,434	9,295,875

Liabilities
Excess deferrals due to participants	3,520	12,513

Net Assets Available for Benefits Reflecting Investments at Fair Value	10,065,914	9,283,362

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(3,286)	(10,062)

Net Assets Available for Benefits	$ 10,062,628	$ 9,273,300

See accompanying notes to financial statements.

Fox Chase Bank 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

Additions:	2015	2014
Investment Income
Net appreciation in fair value of investments	$ 161,759	$ 220,485
Interest and dividends	330,491	255,913

Total Investment Income	492,250	476,398

Interest income on notes receivable from participants	2,709	3,583

Contributions
Participants	684,344	644,264
Employer	149,788	142,389
Rollovers	71,484	122,392

Total Contributions	905,616	909,045

Total additions	1,400,575	1,389,026

Deductions:
Benefits Paid to Participants	(574,251)	(72,256)

Administrative Expenses	(36,996)	(33,120)

Total deductions	(611,247)	(105,376)

Net Increase	789,328	1,283,650

Net Assets Available for Benefits - Beginning of Year	9,273,300	7,989,650

Net Assets Available for Benefits - End of Year	$ 10,062,628	$ 9,273,300

See accompanying notes to financial statements.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of Plan

The following brief description of the Fox Chase Bank 401(k) Retirement Plan (“Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General/Subsequent Event

The Plan is a contributory defined contribution plan covering substantially all employees of Fox Chase Bank (“Company”) who have completed one month of service and are not otherwise excluded as defined in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was amended and restated effective January 1, 2015 to bring the plan into compliance with the Pension Protection Act of 2006 and other legislative and regulatory changes (i.e. the 6-year pre-approved plan restatement).  In addition, effective January 1, 2015, the Plan includes an automatic salary deferral feature where a portion of the employee’s compensation will automatically be withheld.  No changes were made to when the employee is eligible to participate.

On December 8, 2015, The Company’s Board of Directors approved a merger with Univest Bank and Trust pending shareholder and regulatory approval.  The merger is expected to be completed in the third quarter of 2016.

On May 4, 2016, the Plan was amended in the following respects:

1)	The Plan shall be terminated effective the day prior to the merger of the Company with and into Univest Bank & Trust contingent upon the merger effective date (the "Termination Date").

2)	All employee and employer contributions under the Plan shall cease as of the Termination Date.

3)	All active participants in the Plan as of the Termination Date shall become 100% fully vested in their account balances under the Plan retroactive to January l, 2016.

4)	New participation under the Plan will be prohibited as of the Termination Date.

5)	The Plan will not be filed with the Internal Revenue Service (“IRS”) and all assets under the Plan shall be paid as soon as administratively feasible.

                         Participation

An employee is eligible to become a participant in the Plan on the first day of the month following the date eligibility requirements are met, which is after one month of service.

                         Contributions

There are four types of contributions that can be added to a participant’s account: an employee salary deferral contribution, a catch up contribution, an employer matching contribution, and amounts representing distributions from other qualified defined benefit or contribution plans (a rollover contribution).

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of Plan (Continued)

Participants may contribute up to 25% of their annual pre-tax compensation, with a cap of $18,000 for the Plan year ended December 31, 2015, by way of a salary deferral contribution.  Participants who have obtained age 50 before the end of the Plan year are eligible to make additional contributions of $6,000 in 2015 and $5,500 in 2014.  The Company contributes an amount equal to 33-1/3% of the participant’s salary deferral contributions of the first 6% of the contribution, up to a maximum of 2% of the participant’s salary.

The participants may direct their accounts into various investment options.  Employees must meet certain requirements to receive an allocation of the employer matching contribution.

                        Delinquent Participant Contributions

In the year ended December 31, 2015, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances, identified on the Schedule of Delinquent Participant Contributions totaled $82,618. This represented one remittance related to an off-cycle pay period, which was processed six days later than the Company’s normal remittance practice.  The lost earnings on this delinquent contribution totaled $42, the allocation of which was considered to be de minimis by the Plan.

                        Participants' Accounts

Each participant’s account will reflect the investment performance of the investment fund or funds in which the participant is invested.  Dividends and interest earned within each investment fund are reinvested in that fund.  The expense of managing each investment fund, including management fees and other transaction costs, are charged against the total assets of the applicable fund.  In addition, Pentegra Trust Company (“Plan Trustee”) may charge participants an administration fee in connection with the offering of certain investment funds.

                        Requirements for Vesting

Prior to January 1, 2007, employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.  On and after January 1, 2007, employees are credited with a year of service for each Plan year during which they have at least 365 days of employment measured from the date of hire.

                        Vesting

A participant is 100% vested at all times in the participant’s salary deferral account, catch up contribution account (if any), rollover contribution account (if any) and any associated investment income they may have earned on such accounts regardless of the number of years of service.  If participants cease to be employed by the Company, other than by retirement, disability, or death, the vested interest in the remainder of their accounts, including investment income on employer matching contributions, is dependent upon the years of credited service, as follows:

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of Plan (Continued)

Years of Service	Percent Vested
Less than 1 year	0%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years or more	100

Pursuant to the May 4, 2016 amendment, all active participants in the Plan as of the Termination Date shall become 100% fully vested in their account balances under the Plan retroactive to January l, 2016.

                        Payment of Benefits

In the normal course of business, distributions will be paid as soon as administratively possible as follows:

1)	Retired or disabled participants have the right to receive benefits in a (a) single cash payment, (b) deferred payment or (c) rollover.

2)	Upon the death of a participant, the full value of the vested plan accounts will be paid to the participant’s spouse or designated beneficiary of record.

3)	Upon termination of service other than by retirement, disability, or death, the participants have the right to receive vested benefits in a (a) single cash payment or (b) rollover.

If one of the above options is not selected by a participant, the default method of distribution will be as follows:

(a)	if the value of the participant account is $1,000 or less, the benefits will automatically be paid in the form of a single cash payment;

(b)
if the value of the participant account exceeds $1,000 and is less than or equal to $5,000, the value of the participant account will be transferred to a rollover Individual Retirement Account (IRA) established on the participant’s behalf;

(c)	if the value of the participant account exceeds $5,000, the benefits will automatically be paid at the normal retirement date in the form of a single cash payment;

There were no distributions due participants as of December 31, 2015 and 2014.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 1 - Description of Plan (Continued)

                        Notes Receivable from Participants

Loans are available to participants of the Plan and are subject to approval by the Plan Administrator.  Loans may not exceed the greater of $50,000 or one-half of a participant’s nonforfeitable account balance and are secured by the balance in the participant’s account.  Participants may not have more than one (1) outstanding loan at any time.  Loans bear interest on the unpaid principal, and must be repaid in a term of no less than one year or no greater than five years unless the loan is used to acquire a principal residence, which term may not exceed fifteen years.  Interest is payable at the Barron’s Prime Rate as published in the last publication of Barron’s for the month prior to the loan being originated, plus one percent (1%).  At December 31, 2015, the interest rate on all loans was 4.25%.  The minimum loan amount is $1,000.

                        Administrative Costs

The Company absorbs ordinary administrative costs of the Plan such as fees for legal, accounting, consulting and trust services which are excluded from these financial statements.  The expenses of managing each investment fund, including investment management fees and other transaction costs, are charges against the total assets of the applicable fund.  In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

                        Forfeited Accounts

As of December 31, 2015 and 2014, forfeited employer matching non-vested accounts amounted to $776 and $102.  Forfeitures of employer matching non-vested accounts are used to offset part of the Company’s future matching contributions.  During the years ended December 31, 2015 and 2014, forfeitures applied against employer contributions amounted to $10,117 and $7,954, respectively.

                        Hardship Withdrawals

A hardship withdrawal is a distribution taken to satisfy an immediate and substantial financial need that cannot be satisfied from other financial resources.  Hardship withdrawals are permitted from the Plan with proper approval from the Plan Trustee.  Amounts withdrawn for hardships may not be redeposited to this or any other Plan maintained by the Company, and they may not be rolled over to either an IRA or another qualified retirement plan.  There were no hardship withdrawals taken during the years ended December 31, 2015 and 2014.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

                        Basis of Accounting and Presentation

The financial statements of the Plan have been prepared under the accrual method of accounting.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

                        Valuation of Investments

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date.  See Note 3.  The Wells Fargo Stable Value Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully-benefit responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value as described in the paragraph below titled Fully Benefit-Responsive Investment Contracts.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on the investments bought and sold as well as held during the year.

                        Fully Benefit-Responsive Investment Contracts

As described in Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies, investments held by a defined contribution plan are to be reported at fair value.  However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in a common collective trust fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The average market yield of the Wells Fargo Stable Value Fund for the year ended December 31, 2015 and 2014 was 1.83% and 1.40%, respectively.  The average yield earned by the Wells Fargo Stable Value Fund that reflects the actual interest credited to participants for the year ended December 31, 2015 and 2014 was 1.79% and 1.64%, respectively.

                        Investment Fees

Net investment returns reflect certain fees paid by the investment funds to investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Notes Receivable from Participants

Notes Receivable from Participants are recorded at unpaid principal plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when incurred.  Interest income is recorded on the accrual basis.  No allowance for credit losses has been recorded at December 31, 2015 and 2014.  Delinquent notes receivable are recorded as distributions based on terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

                        Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Significant estimates include the determination of the fair value of the Plan assets.    Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncements

Accounting Standards Update (ASU) No. 2015-7 - Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.  For the Plan, the amendments in this update are effective for fiscal years beginning after December 15, 2016. A reporting entity should apply the amendments retrospectively to all periods presented. Upon adoption, the amendments in this update are not expected to have a material impact on the Plan’s financial statements, however, changes in presentation and disclosure will be required.

ASU No. 2015-12 – Plan Accounting - Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).  This update consists of three parts. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan The amendments in this update are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 3 - Fair Value Measurements

The Plan measures its investments on a recurring basis at fair value in accordance with ASC 820, “Fair Value Measurements,” which establishes a fair value hierarchy.   The fair value hierarchy consists of the following three levels:

Level 1:	Inputs are quoted prices in active markets for identical instruments.

Level 2:
Inputs are quoted prices for similar instruments in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value.  There have been no significant changes in the methodologies used during the years ended December 31, 2015 or 2014.

Mutual Funds:  Valued at the Net Asset Value (“NAV”), as quoted in an active market, of shares held by the Plan at year end.

Common Collective Trust Funds: Valued at the NAV of shares held by the Plan at year end.

Common collective trust funds are stated at fair value and are valued at the net value of participation units held by the Plan at year-end.  The value of these units is determined by the trustee based on the current market values of the underlying assets of the common collective trust fund as based on information reported by the investment advisor.  There are no participant redemption restrictions for these funds and the Plan may redeem the investment in full with twelve month notice.  Further information concerning the common collective trust funds may be obtained from their separate audited financial statements.

Common collective trust funds held at December 31, 2015 and 2014 include:

Wells Fargo Stable Value Fund - The Fund is managed to protect principal while providing the potential for higher rates of return than other conservative investments, such as money market funds. The Fund invests in a diversified pool of investment contracts issued by high quality financial institutions. These assets include guaranteed investment contracts (GICs), bank investment contracts (BICs), and security backed contracts.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 3 - Fair Value Measurements (Continued)

Pentegra Advantage Conservative Asset Allocation Fund - The Fund seeks a combination of current income and capital appreciation.  The Fund is a “fund of funds” that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents funds that meets the Fund’s investment criteria.  The Fund targets 20% to equity funds and 80% to fixed income and cash equivalents funds.

Pentegra Advantage Moderately Conservative Asset Allocation Fund - The Fund seeks a combination of current income and capital appreciation.  The Fund is a “fund of funds” that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents funds that meets the Fund’s investment criteria.  The Fund targets 35% to equity funds and 65% to fixed income and cash equivalents funds.

Pentegra Advantage Aggressive Asset Allocation Fund - The Fund primarily seeks total return through capital appreciation.  The Fund is a “fund of funds” that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents funds that meets the Fund’s investment criteria.  The Fund targets 80% to equity funds and 20% to fixed income and cash equivalents funds.

Pentegra Advantage Moderately Aggressive Asset Allocation Fund - The Fund seeks total return, consisting of capital appreciation and current income.  The Fund is a “fund of funds” that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents that meets the Fund’s investment criteria.  The Fund targets 65% to equity funds and 35% to fixed income and cash equivalents funds.

Pentegra Advantage Moderate Asset Allocation Fund - The Fund seeks a combination of capital appreciation and current income.  The Fund is a “fund of funds” that seeks to achieve its investment objective by investing primarily in a diversified portfolio of equity, fixed-income and cash equivalents funds that meets the Fund’s investment criteria.  The Fund targets 50% to equity funds and 50% to fixed income and cash equivalents funds.

Fox Chase Bancorp, Inc. Common Stock Fund: The Fund consists of shares of Fox Chase Bancorp, Inc. stock and a money market mutual fund holding.  The fair value of the fund is determined by using: (1) the closing price reported in the active market in which Fox Chase Bancorp, Inc. stock is traded plus (2) the fair value of the money market mutual fund holdings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 3 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2015
		Fair Value Measurement Using:
		Quoted
		Prices in
		Active	Significant
		Markets for	Other		Significant
		Identical	Observable		Unobservable
	Fair	Assets	Inputs		Inputs
	Value	(Level 1)	(Level 2)		(Level 3)

Mutual funds
American Beacon Large Cap Value Fund (I)	$ 850,249	$ 850,249	$ --		$ --
American Funds EuroPacific Growth Fund (R6)	765,622	765,622	--		--
DFA US Small Cap Portfolio	730,301	730,301	--		--
Fidelity Spartan 500 Index Fund IV Investor	938,987	938,987	--		--
Vanguard Mid-Cap Index Fund (Inv)	1,116,775	1,116,775	--		--
T. Rowe Price Blue Chip Growth Fund	1,143,921	1,143,921	--		--
T. Rowe Price Retirement 2020	8,217	8,217	--		--
T. Rowe Price Retirement 2040	124	124	--		--
T. Rowe Price Retirement 2045	1,372	1,372	--		--
Dodge & Cox Income Fund	523,490	523,490	--		--
Common collective trust funds
Pentegra Advantage Conservative Asset Allocation CL O	1,091	--	1,091		--
Pentegra Advantage Moderately Conservative Asset Allocation CL O	234,813	--	234,813		--
Pentegra Advantage Aggressive Asset Allocation CL O	230,936	--	230,936		--
Pentegra Advantage Moderately Aggressive Asset Allocation CL O	242,373	--	242,373		--
Pentegra Advantage Moderate Asset Allocation CL O	211,263	--	211,263		--
Wells Fargo Stable Value Fund ( C )	650,952	--	650,952	*	--
Fox Chase Bancorp, Inc. Common Stock Fund	2,365,956	--	2,365,956		--

Total Investments at Fair Value	$ 10,016,442	$ 6,079,058	$ 3,937,384		$ --

*	Represents fair value. As of December 31, 2015, the contract value was $647,666.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 3 - Fair Value Measurements (Continued)

	2014
		Fair Value Measurement Using:
		Quoted
		Prices in
		Active	Significant
		Markets for	Other		Significant
		Identical	Observable		Unobservable
	Fair	Assets	Inputs		Inputs
	Value	(Level 1)	(Level 2)		(Level 3)

Mutual funds
American Beacon Large Cap Value Fund (I)	$ 902,797	$ 902,797	$ --		$ --
American Funds EuroPacific Growth Fund (R6)	611,728	611,728	--		--
DFA US Small Cap Portfolio	828,610	828,610	--		--
Fidelity Spartan 500 Index Fund IV Investor	1,002,886	1,002,886	--		--
Vanguard Mid-Cap Index Fund (Inv)	977,620	977,620	--		--
T. Rowe Price Blue Chip Growth Fund	816,331	816,331	--		--
Dodge & Cox Income Fund	502,276	502,276	--		--
Common collective trust funds
Pentegra Advantage Moderately Conservative Asset Allocation CL O	250,352	--	250,352		--
Pentegra Advantage Aggressive Asset Allocation CL O	184,253	--	184,253		--
Pentegra Advantage Moderately Aggressive Asset Allocation CL O	268,605	--	268,605		--
Pentegra Advantage Moderate Asset Allocation CL O	240,768	--	240,768		--
Wells Fargo Stable Value Fund ( C )	720,791	--	720,791	*	--
Fox Chase Bancorp, Inc. Common Stock Fund	1,878,276	--	1,878,276		--

Total Investments at Fair Value	$ 9,185,293	$ 5,642,248	$ 3,543,045		$ --

*	Represents fair value. As of December 31, 2014, the contract value was $710,729.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 4 - Investments

The following table presents the fair value of investments as of December 31:

Investments	2015		2014

Mutual funds:
American Beacon Large Cap Value Fund (I)	$ 850,249	*	$ 902,797	*
American Funds EuroPacific Growth Fund (R6)	765,622	*	611,728	*
DFA US Small Cap Portfolio	730,301	*	828,610	*
Fidelity Spartan 500 Index Fund IV Investor	938,987	*	1,002,886	*
Vanguard Mid-Cap Index Fund (Inv)	1,116,775	*	977,620	*
T. Rowe Price Blue Chip Growth Fund	1,143,921	*	816,331	*
T. Rowe Price Retirement 2020	8,217		--
T. Rowe Price Retirement 2040	124		--
T. Rowe Price Retirement 2045	1,372		--
Dodge & Cox Income Fund	523,490	*	502,276	*
	6,079,058		5,642,248
Common Stock Fund:
Fox Chase Bancorp, Inc. Common Stock Fund	2,365,956	*	1,878,276	*

Common collective trust funds:
Wells Fargo Stable Value Fund ( C )	$ 650,952	*,**	$ 720,791	*,**
Other common collective trust funds	920,476		943,978
	1,571,428		1,664,769

Total Investments	$ 10,016,442		$ 9,185,293

* Investments represent 5% or more of the Plan’s net assets available for benefits in the respective year.
** Contract value of $647,666 and $710,729 as of December 31, 2015 and 2014, respectively.

The following presents the details of the net appreciation or depreciation in the fair value of investments for the years ended December 31, 2015 and 2014.  Amounts include realized gains and losses and appreciation or depreciation in the fair value of the Plan’s investments as of December 31, 2015 and 2014.  Any interest and dividend income from the underlying assets of the common collective trust funds are included in the net appreciation for those funds.

Investments	2015	2014

Mutual funds	$(260,968)	$ 216,735
Fox Chase Bancorp, Inc. Common Stock Fund	408,667	(57,956)
Common collective trust funds	14,060	61,706

	$ 161,759	$ 220,485

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 5 - Income Tax Status

The Plan adopted the Pentegra Services, Inc. volume submitter profit sharing plan with cash or deferred arrangement which received a favorable determination letter from the IRS dated March 31, 2014, stating that the plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”) for use by employers for the benefit of their employees. The Plan was amended and restated effective January 1, 2015, but will have no material effect on the favorable determination letter.  The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Related Party and Party-in-Interest Transactions

Certain investments of the Plan are managed or sponsored by Pentegra Retirement Services, Inc. Pentegra Retirement Services, Inc. is the record-keeper, Pentegra Trust Company is the trustee and Reliance Trust Company is the custodian as defined by the Plan. The Plan invests in the Fox Chase Bancorp, Inc. Common Stock Fund which holds common stock of Fox Chase Bancorp, Inc. (the “Holding Company”), the parent of the Plan Sponsor.  These transactions qualify as parties-in-interest.   Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the Statements of Changes in Net Assets Available for Plan Benefits as administrative expense.  The Company pays for fees for accounting and other administrative services.

Participants may elect to invest in the Fox Chase Bancorp, Inc. Common Stock Fund which holds the stock of the Holding Company (the “stock”).  Transactions of the stock qualify as related party and party-in-interest transactions.  Total purchases of the stock at market value for 2015 and 2014 were approximately $242,000 and $223,000, respectively.  Total sales of the stock at market value for 2015 and 2014 were $238,000 and $26,000, respectively.

Note 7 – Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan, during 2016 the Plan distributed $3,520 which represented excess contributions made by participants during 2015.  During 2015, the Plan distributed $12,513 which represented excess contributions made by participants during 2014.

Fox Chase Bank 401(k) Retirement Plan

Notes to Financial Statements
December 31, 2015 and 2014

Note 8 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to Form 5500 consists of the following as of December 31:

	2015	2014

Net assets available for benefits per the financial statements	$ 10,062,628	$ 9,273,300
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,286	10,062

Net assets available for benefits per the Form 5500	$ 10,065,914	$ 9,283,362

A reconciliation of net increase in assets available for benefits according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2015	2014

Net increase in assets available for benefits per the financial statements	$ 789,328	$ 1,283,650
Change in adjustment from contract value to fair value for investment contracts - current year	(6,776)	4,440

Net income per the Form 5500	$ 782,552	$ 1,288,090

Note 9 – Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the Statements of Net Assets Available for Benefits.

Fox Chase Bank 401(k) Retirement Plan

Employer Identification Number: 23-0593755
PN: 002
Schedule H - Line 4a
Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred	Contributions not	Contributions Corrected	Contributions Pending	Total Fully Corrected Under
Late to the Plan (1)	Corrected	Outside of VFCP	Correction in VFCP	VFCP and PTE 2002-51

$ 82,618	$ 82,618	$ -	$ -	$ -

(1) Amount does not include participant loan repayments.

Fox Chase Bank 401(k) Retirement Plan

ATTACHMENT TO 2015 FORM 5500 SCHEDULE H
As of 12/31/2015

Employer Identification Number: 23-0593755
PN: 002
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2015

	(b)	(c)		(e)
	Identity of issue, borrower	Description of investment including maturity date	(d)	Current
(a)	lessor or similar party	rate of interest, collateral, par, or maturity value	Cost	Value

	American Funds	America Beacon Large Cap Value Fund (I)	N/A	$ 850,249
	American Funds	American Funds EuroPacific Growth Fund (R6)	N/A	765,622
	DFA	DFA US Small Cap Portfolio	N/A	730,301
	Fidelity	Fidelity Spartan 500 Index Fund IV Investor	N/A	938,987
	Dodge & Cox	Dodge & Cox Income	N/A	523,490
	Vanguard	Vanguard Mid-Cap Index Fund (Inv)	N/A	1,116,775
	T. Rowe Price	Retirement 2020	N/A	8,217
	T. Rowe Price	Retirement 2040	N/A	124
	T. Rowe Price	Retirement 2045	N/A	1,372
	T. Rowe Price	Blue Chip Growth Fund	N/A	1,143,921
	Wells Fargo Bank, N.A.	Stable Value Fund ( C )	N/A	650,952	**
*	PAAAS	Conservative Asset Allocation	N/A	1,091
*	PAAAS	Moderately Conservative Asset Allocation	N/A	234,813
*	PAAAS	Aggressive Asset Allocation	N/A	230,936
*	PAAAS	Moderately Aggressive Asset Allocation	N/A	242,373
*	PAAAS	Moderate Asset Allocation	N/A	211,263
*	Fox Chase Bancorp, Inc.	Common Stock Fund	N/A	2,365,956
*	Participant Notes Receivable	Interest Rate 4.25%	--	52,992

				$ 10,069,434

* Party in interest
** Stable Return Fund contract value is $647,666
N/A - Historical cost has not been presented for participant-directed investments.

Fox Chase Bank 401(k) Retirement Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2016	Fox Chase Bank 401(k) Retirement Plan

By:	/s/ Mary Regnery
Mary Regnery
Plan Administrator

Fox Chase Bank 401(k) Retirement Plan

Exhibit Index

Exhibit No.                                           Description

23                                           Consent of Independent Registered Public Accounting Firm